Ferreyros CAT

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

RECEIVED
2006 JUN 12 A 11: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, June 5th, 2006

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

06014279

Ref: Important Issues

Dear Sirs:

Hereby we inform you that the agreement reached by the Shareholders Meeting held on March 28st, 2006 was legally formalized, through Public Deed dated on May 29th. 2006, in presence of Notary Public of Lima, Dr. Jorge E. Orihuela Iberico. Please find attached a copy of the Public Deed.

Consequently, the new capital stock is S/. 284,196,000.00, composed of 258,360,000 shares at S/. 1.10 nominal value.

We inform that the registration date for the new shares to be issued will be June 23th, 2006 and we will deliver in a near future.

The percentage of new shares will be 6.76925447558%.

Faithfully yours,

Patricia Gastelumendi Lukis
Finance Division Manager

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

6/12

RECEIVED

2006 JUN 12 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

INSTRUMENTO NUMERO

KARDEX NUMERO : 78447

Fjs. 13,546

MODIFICACION PARCIAL DE ESTATUTOS POR AUMENTO DE CAPITAL

Que otorga

FERREYROS S.A.A.

INTRODUCCION.- EN LA CIUDAD DE LIMA, A LOS VEINTINUEVE (29) DIAS DEL MES DE MAYO DEL AÑO DOS MIL SEIS (2006), ANTE MI: JORGE EDUARDO ORIHUELA IBERICO, NOTARIO DE LIMA, COMPARECE:============
DON HUGO ERNESTO SOMMERKAMP MOLINARI.===============================
DE NACIONALIDAD : PERUANA.==
CON DOCUMENTO NACIONAL DE IDENTIDAD No. : 06217964.==============
QUE DECLARA:==
SER DE ESTADO CIVIL : CASADO.=======================================
SER DE PROFESION U OCUPACION : CONTADOR.============================
QUIEN PROCEDE EN NOMBRE Y REPRESENTACION DE: FERREYROS S.A.A., CON R.U.C Nº 20100027292, FACULTADO SEGUN CONSTA DEL COMPROBANTE QUE SE INSERTA.==
EL COMPARECIENTE ES MAYOR DE EDAD, CON DOMINIO DEL IDIOMA CASTELLANO, A QUIEN IDENTIFICO, ACTUA CON CAPACIDAD, LIBERTAD Y CONOCIMIENTO CON QUE SE OBLIGA DE LO QUE DOY FE Y ME ENTREGA LA SIGUIENTE MINUTA PARA QUE ELEVE A ESCRITURA PUBLICA LA QUE ARCHIVO EN SU LEGAJO CORRESPONDIENTE BAJO EL NUMERO DE ORDEN RESPECTIVO Y CUYO TENOR LITERAL ES EL SIGUIENTE:=================================

========================== M I N U T A ==========================

SEÑOR NOTARIO:===

SIRVASE EXTENDER EN SU REGISTRO DE ESCRITURAS PUBLICAS, UNA EN LA QUE CONSTE LA **MODIFICACION PARCIAL DE ESTATUTOS**, QUE OTORGA **FERREYROS S.A.A.**, CON DOMICILIO EN AV. INDUSTRIAL No. 675, DISTRITO DEL CERCADO DE LIMA, DEBIDAMENTE REPRESENTADA POR EL SR. HUGO ERNESTO SOMMERKAMP MOLINARI, IDENTIFICADO CON D.N.I. No. 06217964, SEGUN FACULTADES OTORGADAS EN EL ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 28 DE MARZO DE 2006; EN LOS TERMINOS Y CONDICIONES SIGUIENTES:=========================

CLAUSULA PRIMERA: ==

LA SOCIEDAD SE ENCUENTRA INSCRITA EN LA PARTIDA ELECTRONICA No. 11007355 DEL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.===

CLAUSULA SEGUNDA: ==

MEDIANTE SESION DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 22 DE MARZO DE 2005, FORMALIZADA MEDIANTE ESCRITURA PUBLICA DE FECHA 19 DE MAYO DE 2005 EXTENDIDA POR USTED SEÑOR NOTARIO, SE ACORDO AUMENTAR EL CAPITAL SOCIAL A LA SUMA DE S/. 266'178,000.00 (DOSCIENTOS SESENTA Y SEIS MILLONES CIENTO SETENTA Y OCHO MIL Y 00/100 NUEVOS SOLES), HABIENDOSE INSCRITO DICHO AUMENTO DE CAPITAL Y LA CONSECUENTE MODIFICACION DEL ARTICULO QUINTO DE LOS ESTATUTOS EN EL ASIENTO B00008 DE LA PARTIDA ELECTRONICA No. 11007355 DEL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.===================================

CLAUSULA TERCERA: ==

MEDIANTE SESION DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 28 DE MARZO DE 2006, SE ACORDO AUMENTAR EL CAPITAL SOCIAL EN LA SUMA DE S/. 18'018,000.00 (DIECIOCHO MILLONES DIECIOCHO MIL Y 00/100 NUEVOS SOLES), COMO CONSECUENCIA DE LA CAPITALIZACION DE PARTE DE LAS UTILIDADES DE LIBRE DISPOSICION POR S/. 13'818,926 (TRECE MILLONES OCHOCIENTOS DIECIOCHO MIL NOVECIENTOS VEINTISEIS Y 00/100 NUEVOS SOLES) Y DE LA CAPITALIZACION PARCIAL DEL EXCEDENTE DE REVALUACION POR LA SUMA DE S/. S/. 4'199,074.00 (CUATRO MILLONES CIENTO NOVENTA Y NUEVE MIL SETENTA Y CUATRO Y 00/100

NUEVOS SOLES), OBTENIENDOSE COMO RESULTADO FINAL EL AUMENTO DEL CAPITAL SOCIAL A S/. 284'196,000 (DOSCIENTOS OCHENTA Y CUATRO MILLONES CIENTO NOVENTA Y SEIS MIL Y 00/100 NUEVOS SOLES), TAL COMO CONSTA EN LA PARTE PERTINENTE DEL ACTA QUE USTED SEÑOR NOTARIO SE SERVIRA INSERTAR.=======================================

POR EL PRESENTE DOCUMENTO SE FORMALIZA DICHO AUMENTO DE CAPITAL, ESTABLECIENDOSE QUE EL ARTICULO QUINTO DE LOS ESTATUTOS DE LA SOCIEDAD TENDRA EN ADELANTE EL SIGUIENTE TENOR.=================

"ARTICULO 5°.- EL CAPITAL DE LA SOCIEDAD ES DE 284'196,000 (DOSCIENTOS OCHENTA Y CUATRO MILLONES CIENTO NOVENTA Y SEIS MIL Y 00/100 NUEVOS SOLES), DIVIDIDO EN 258'360,000 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 (UNO Y 10/100 NUEVOS SOLES) CADA UNA, INTEGRAMENTE SUSCRITAS Y PAGADAS, GOZANDO TODAS DE IGUALES DERECHOS Y PRERROGATIVAS." ====================================

SEÑOR NOTARIO, SIRVASE EFECTUAR LOS INSERTOS CORRESPONDIENTES, AGREGAR LO QUE RESULTE DE LEY Y CURSAR EL PARTE PARA SU INSCRIPCION EN EL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.===

LIMA, 19 DE MAYO DE 2006.==

(FIRMADO): HUGO ERNESTO SOMMERKAMP MOLINARI.======================

AUTORIZADA LA PRESENTE MINUTA POR EL DR EDUARDO RAMIREZ DEL VILLAR LOPEZ DE ROMAÑA - ABOGADO - CON REGISTRO DEL COLEGIO DE ABOGADOS DE LIMA Nº 13516.===

====================== **INSERTO: COMPROBANTE** ====================

JORGE EDUARDO ORIHUELA IBERICO, ABOGADO-NOTARIO DE ESTA CAPITAL; =

----------------------**C E R T I F I C O:**----------------------

QUE HE TENIDO A LA VISTA EL LIBRO DENOMINADO: ACTAS DE JUNTAS **GENERALES DE ACCIONISTAS,** PERTENECIENTE A: FERREYROS **S.A.A.** LEGALIZADO POR ANTE MI, CON FECHA OCHO DE MARZO DEL AÑO DOS MIL SEIS, ENCONTRANDOSE REGISTRADO BAJO EL NUMERO 74,118, Y HE CONSTATADO QUE DE FOJAS 03 A FOJAS 69 INCLUSIVE, CORRE EXTENDIDA EL ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS, DE FECHA VEINTIOCHO DE MARZO DEL AÑO DOS MIL SEIS, CUYAS PARTES PERTINENTES QUE SE ME PIDE TRANSCRIBIR SON DEL TENOR LITERAL

SIGUIENTE:==

===== ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS =====

====================== 28 DE MARZO DE 2006 ======================

EN LIMA, A LOS VEINTIOCHO DIAS DEL MES DE MARZO DE 2006 Y DE ACUERDO A LAS CONVOCATORIAS EFECTUADAS EN LOS DIARIOS EL COMERCIO Y EL PERUANO DEL DIA 2 DE MARZO DE 2006, SE REUNIERON EN LAS OFICINAS DE LA SOCIEDAD, UBICADAS EN LA AV. INDUSTRIAL No. 675, LIMA, A HORAS 11.00 am. BAJO LA PRESIDENCIA DEL SEÑOR CARLOS FERREYROS ASPILLAGA (PRESIDENTE DEL DIRECTORIO) Y ACTUANDO COMO SECRETARIO EL ING. OSCAR GUILLERMO ESPINOSA BEDOYA (DIRECTOR GERENTE GENERAL), LOS ACCIONISTAS QUE A CONTINUACION SE INDICA:===

124,223 LOS SEÑORES COMPAÑIA DE INVERSIONES Y GESTIONES S.A., CON DOMICILIO EN COMANDANTE ESPINAR N° 689, 4° PISO, MIRAFLORES, OTORGAN PODER AL SR. CARLOS ROBERTO MAYSER GILDEMEISTER, QUIEN REPRESENTA ACCIONES SEGUN CARTA PODER N° 1.======================

LOS SEÑORES AFP HORIZONTE, CON DOMICILIO EN REPUBLICA DE PANAMA 3055 PISO 5, SAN ISIDRO, OTORGAN PODER AL SEÑOR DIEGO ICAZA PEDRAZ PARA QUE REPRESENTE LOS FONDOS DE PENSIONES QUE ADMINISTRAN.====

21,642,624 ACCIONES SEGUN CARTA PODER N° 3.=====================

EL SEÑOR JULIO ALFREDO CONTRERAS SALAS CON DOMICILIO EN URBANIZACION PUERTA VERDE B-1 JOSE LUIS BUSTAMANTE, AREQUIPA OTORGA PODER A LA SEÑORA PATRICIA GASTELUMENDI LUKIS.============

1,090 ACCIONES SEGUN CARTA PODER N° 4.==========================

EL SEÑOR FERNANDO JESUS CEPEDA GONZALES, CON DOMICILIO EN CASTILLA N° 381 SAN MIGUEL, REPRESENTA: ==================================

100,581 SUS PROPIAS ACCIONES.==================================

EL SEÑOR MANUEL TUDELA GUBBINS, CON DOMICILIO EN MALECON PEDRO DE OSMA N° 110 DPTO. A602, BARRANCO, REPRESENTA:======================

3,393 SUS PROPIAS ACCIONES.=====================================

EL SEÑOR GUILLERMO PESSAGNO GELDRES, CON DOMICILIO EN AV. JUAN A. FERRARI # 195 REPRESENTA:====================================

4,604 SUS PROPIAS ACCIONES.======================================

EL SEÑOR ITALO ARATA MALATESTA, CON DOMICILIO EN JR. GRAU 260, BELLAVISTA, CALLAO REPRESENTA:==================================

135,316 SUS PROPIAS ACCIONES.====================================

EL SEÑOR JOSE G. TAGLE REZZA, CON DOMICILIO EN A. MIRO QUESADA N° 250 DPTO. 2402, SAN ISIDRO, REPRESENTA:==========================

78,545 SUS PROPIAS ACCIONES.=====================================

561 ACCIONES DEL SEÑOR GINO RICCI GALUF, CARTA PODER N° 5.=====

5,896 ACCIONES DEL SEÑOR LUIS DIAZ GOMEZ, CARTA PODER N° 6.======

11,905,123 EL SEÑOR EDUARDO MONTERO ARAMBURU, CON DOMICILIO EN REPUBLICA DE PANAMA N° 3531 OFC. 1002, SAN ISIDRO, REPRESENTA:==== SUS PROPIAS ACCIONES.==

1,784,590 ACCIONES DE LA SEÑORA BLANCA ARAMBURU DE MONTERO, CARTA PODER N° 100.===

3,407,085 ACCIONES DE LOS SRS. ATLANTIC SECURITY BANK, CARTA PODER N° 101.==

EL SEÑOR JUAN MANUEL PEÑA ROCA, CON DOMICILIO EN FRANCISCO MASIAS N° 370 PISO 10, SAN ISIDRO, REPRESENTA:=========================

690,235 SUS PROPIAS ACCIONES.====================================

560,407 ACCIONES DE LOS SEÑORES LA POSITIVA SEGUROS Y REASEGUROS S.A., CARTA PODER N° 7.=====================================

1,975,80? ACCIONES DE LOS SEÑORES TRANSACCIONES FINANCIERAS S.A., CARTA PODER N° 8.===

22,944,904 ACCIONES DE LOS SEÑORES LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A., CARTA PODER N° 104.============================

EL SEÑOR ANDREAS VON WEDEMEYER, CON DOMICILIO EN LOS CASTAÑOS N° 462, SAN ISIDRO, REPRESENTA:=====================================

1,180 SUS PROPIAS ACCIONES.=====================================

10,142,828 ACCIONES DE LOS SEÑORES CORPORACION CERVESUR S.A.A., CARTA PODER N° 9.=====================================

EL SEÑOR LUIS MOREYRA FERREYROS, CON DOMICILIO EN AV. EL BOSQUE N° 380, SAN ISIDRO, REPRESENTE:=====================================

14,951 SUS PROPIAS ACCIONES.=====================================

110,908 ACCIONES DE LA SEÑORA LEONOR MOREYRA DE MARIATEGUI, CARTA PODER N° 10.=====================================

205,942 ACCIONES DE LA SRA. MARIA SOUSA MOREYRA, CARTA PODER N°11.

339,809 ACCIONES DE LA SEÑORA ANGELICA MOREYRA DE GARCIA CALDERON, CARTA PODER N° 12.=====================================

110,907 ACCIONES DEL SEÑOR FRANCISCO MOREYRA GARCIA, CARTA PODER N° 13.=====================================

100,606 ACCIONES DE LA SEÑORA MARIA AMELIA PALACIOS MOREYRA, CARTA PODER N° 14.=====================================

68,618 ACCIONES DE LA SEÑORA MERCEDES PALACIOS MOREYRA, CARTA PODER N° 15.=====================================

120,948 ACCIONES DEL SEÑOR AURELIO ENRIQUE PALACIOS MOREYRA, CARTA PODER N° 16.=====================================

64,048 ACCIONES DE LA SEÑORA MARIA ISABEL MOREYRA DE BRIGNARDELLO, CARTA PODER N° 17.=====================================

427,816 ACCIONES DE LA SEÑORA MARIA TERESA MOREYRA DE GALLAGHER, CARTA PODER N° 18.=====================================

20,000 ACCIONES DE LA SEÑORA INES MARIA MOREYRA FERREYROS, CARTA PODER N° 19.=====================================

46,614 ACCIONES DEL SEÑOR PABLO MOREYRA LOREDO, CARTA PODER N° 20.

9,427 ACCIONES DE LA SEÑORA CECILIA MOREYRA DE MASIAS, CARTA PODER N° 21.=====================================

124 ACCIONES DEL SEÑOR JUAN MOREYRA FERREYROS, CARTA PODER N° 22.=

EL SEÑOR JUAN PRADO BUSTAMANTE, CON DOMICILIO EN AV. GENERAL MUÑIZ N° 120 DPTO. 14-A, SAN ISIDRO, REPRESENTA:======================

3,301 SUS PROPIAS ACCIONES ==

519,388 ACCIONES DEL SEÑOR MANUEL JOSE MARCOS BUSTAMANTE LETTS, CARTA PODER N° 23.===

1,244,182 ACCIONES DE LOS SEÑORES FUNDACION MANUEL J. BUSTAMANTE, CARTA PODER N° 24.===

888,414 ACCIONES DE LOS SEÑORES ESTUDIO DE ASESORIA LATINOAMERICANA S.A., CARTA PODER N° 25.=======================================

5,415,435 ACCIONES DE LOS SEÑORES DUCKTOWN HOLDINGS S.A., CARTA PODER N° 26.==

4,469,406 ACCIONES DE LOS SEÑORES BUSLETT S.A., CARTA PODER N° 27.

84,754 ACCIONES DE LA SEÑORA URSULA BUSTAMANTE DE TEALDO, CARTA PODER N° 28.==

1,140,249 ACCIONES DEL SEÑOR JAVIER PRADO BUSTAMANTE, CARTA PODER N° 29.===

48,396 ACCIONES DEL SEÑOR ALONSO JOSE BUSTAMANTE LETTS, CARTA PODER N° 30.==

EL SEÑOR CARLOS FERREYROS ASPILLAGA, CON DOMICILIO EN PONTEVEDRA N° 491 LA ESTANCIA, LA RINCONADA, REPRESENTA:=================

1,029.971 SUS PROPIAS ACCIONES.===============================

15,641,615 ACCIONES DE LOS SEÑORES HORSESHOE BAY LIMITED, CARTA PODER N° 31.==

9,313,219 ACCIONES DE LOS SEÑORES INTERNATIONAL MACHINERY Co. S.A., CARTA PODER N° 32.=======================================

44 ACCIONES DE LA SEÑORA ELENA ROJAS VELA, CARTA PODER N° 33.=====

7,368,886 ACCIONES DE LOS SEÑORES HYBISCUS CAPITAL LTD., CARTA PODER N° 34.==

1,608,184 ACCIONES DE LA SEÑORA CARMEN ALVAREZ CALDERON DE FERREYROS, CARTA PODER N° 35.===================================

2,254 ACCIONES DEL SEÑOR PEDRO RAMOS COTOS, CARTA PODER N° 36.====

326 ACCIONES DEL SEÑOR CESAR ACOSTA VILLACORTA, CARTA PODER N° 37.

80 ACCIONES DE LA SEÑORITA LIZ ELIZABETH DE LA CRUZ QUISPE, CARTA PODER N° 38.==

153 ACCIONES DE LA SEÑORA FERMINA IGNACIA QUISPE DE DE LA CRUZ, CARTA PODER N° 39.==

80 ACCIONES DEL SEÑOR CARLOS ANDRES DE LA CRUZ QUISPE, CARTA PODER N° 40.==

410 ACCIONES DEL SEÑOR SOLITARIO RAMOS QUISPE, CARTA PODER N° 41.=

307,440 ACCIONES DEL SEÑOR JOSEPH ERIC DIAZ, CARTA PODER N° 42.===

97,608 ACCIONES DE LA SEÑORITA SANDRA JIMENEZ TODE, CARTA PODER N° 43.==

875,896 ACCIONES DE LA SEÑORA VICTORIA FERREYROS DE ARRARTE, CARTA PODER N° 44.===

2,200 ACCIONES DEL SEÑOR LUIS HUAMAN INFANTES, CARTA PODER N° 45.=

565 ACCIONES DEL SEÑOR MAXIMO SALAZAR PINEDA, CARTA PODER N° 46.=

352 ACCIONES DEL SEÑOR ADAN PECHE GARCIA, CARTA PODER N° 47.======

9,272 ACCIONES DEL SEÑOR FAUSTO VELASQUEZ CORTES, CARTA PODER N°48

296 ACCIONES DEL SEÑOR JOSE PECHE MORI, CARTA PODER N° 49.========

150 ACCIONES DEL SEÑOR AMADOR ORTIZ HUARAC, CARTA PODER N° 50.====

117,461 ACCIONES DE LA SEÑORA ISABEL FERREYROS DE MIRO QUESADA, CARTA PODER N° 51.==

22,752 ACCIONES DEL SEÑOR CARLOS FERREYROS RIBEYRO, CARTA PODER No. 52.===

1,029,396 ACCIONES DE LA SEÑORA ANA TERESA FERREYROS DE LOREDO, CARTA PODER N° 53.==

1,180 ACCIONES DEL SEÑOR CARLOS MUÑOZ TORCELLO, CARTA PODER N° 54.

7,251,163 ACCIONES DE LOS SEÑORES HORTENSIA S.A., CARTA PODER N°55

1,140,081 ACCIONES DEL SEÑOR ALFREDO FERREYROS GAFFRON, CARTA PODER N° 56.==

10,180 ACCIONES DE LA SRTA. MARIA ESCUDERO PINO, CARTA PODER N° 57

276 ACCIONES DEL SEÑOR JOSE HERNAN CASTILLO VILLAVICENCIO, CARTA PODER N° 58.==

327 ACCIONES DE LA SEÑORA ESTELA ANGELA MARTINEZ CLARIANA, CARTA PODER N° 59.==

4,765 ACCIONES DEL SEÑOR FLORENTINO CHACON CALLAS, CARTA PODER No. 60.==

3,836 ACCIONES DEL SEÑOR GERARDO EVANGELISTA GALINDO, CARTA PODER N° 61.==

3,413 ACCIONES DEL SEÑOR EVARISTO DURAN ECHEVARRIA, CARTA PODER No. 62.==

3,420 ACCIONES DEL SEÑOR JULIO POLO ANGELES, CARTA PODER N° 63.===

1,827 ACCIONES DEL SEÑOR JUAN ARANDA SANTIAGO, CARTA PODER N° 64.=

44 ACCIONES DEL SEÑOR TEOFILO EUSEBIO ORTIZ HUARAC, CARTA PODER N° 65.==

686,055 ACCIONES DEL SEÑOR FERNANDO ESPA Y CUENCA, CARTA PODER N° 102.==

215,992 ACCIONES DEL SEÑOR FERNANDO ESPA GARCES ALVEAR, CARTA PODER N° 103.==

6,780 ACCIONES DEL SEÑOR VICTOR SARMIENTO REYES, CARTA PODER N°112

60 ACCIONES DEL SEÑOR LUIS DELFOR RODRIGUEZ LIGARTE, CARTA PODER N° 113.==

436,189 ACCIONES DEL SEÑOR JOSE ENRIQUE BARREDA ZEGARRA, CARTA PODER N° 117.==

4,451 ACCIONES DEL SEÑOR JESUS ZAVALETA MAMANI, CARTA PODER N° 118

60 ACCIONES DEL SEÑOR MAXIMO SANCHEZ VELASQUEZ, CARTA PODER N°119.

1,706 ACCIONES DEL SEÑOR JUAN SUPO SECLEN, CARTA PODER N° 120.====

EL SEÑOR OSCAR ESPINOSA BEDOYA, CON DOMICILIO EN BELLO HORIZONTE N° 401, LA MOLINA,REPRESENTA:==

1,295,989 SUS PROPIAS ACCIONES.==

94 ACCIONES DEL SEÑOR ALVARO DE QUESADA GARCIA, CARTA PODER N° 66.

606 ACCIONES DEL SEÑOR CARLOS BENJAMIN ROMERO GAMBOA, CARTA PODER N°67.==

561 ACCIONES DEL SEÑOR GUSTAVO MORENO BARRERA, CARTA PODER N° 68.=

6,293,447 ACCIONES DE LOS SEÑORES GONDOMAR S.A., CARTA PODER N°69.

8,592,543 ACCIONES DE LOS SEÑORES INVERSIONES VARESLI S.A., CARTA PODER N° 70.==

30 ACCIONES DEL SEÑOR CARLOS ADOLFO GRANIZO ESPINOZA, CARTA PODER N° 71.===
129 ACCIONES DEL SEÑOR MANUEL IGNACIO UGARTECHE CROSBY, CARTA PODER N° 72.===
14,642 ACCIONES DE LA SEÑORA ROSA DE LAS CASAS DE VASQUEZ, CARTA PODER N° 73.===
1,202 ACCIONES DEL SEÑOR JAIME MELGAR DELGADO, CARTA PODER N° 74.=
129 ACCIONES DEL SEÑOR JOSE LOPEZ REY SANCHEZ CARTA PODER N° 75.==
44 ACCIONES DE LA SEÑORA NANCY MARLENE MESTANZA CORREA, CARTA PODER N° 76.===
103,819 ACCIONES DEL SEÑOR CARLOS DIAZ DEL OLMO BARRERA, CARTA PODER N° 77.===
118,280 ACCIONES DE LA SEÑOR ELENA DIAZ DEL OLMO DE MONTOYA, CARTA PODER N° 78.===
52,328 ACCIONES DEL SEÑOR JOSE MONTOYA RAMIREZ DEL VILLAR, CARTA PODER N° 79.===
383 ACCIONES DEL SR. LUIS ENRIQUE PARODI ANGULO, CARTA PODER N° 80
576,293 ACCIONES DEL SEÑOR VICTOR ASTETE PALMA, CARTA PODER N° 81.
4,094 ACCIONES DEL SEÑOR EMILIO UCEDA LIÑAN, CARTA PODER N° 82.===
1,392,594 ACCIONES DE LA SEÑORA MARIA DEL CARMEN BARRIOS GARCIA DE MULANOVICH, CARTA PODER N° 83.====================================
23,754 ACCIONES DE LA SEÑORA RENEE ORTIGOSA DE CHIARELLA, CARTA PODER N° 84.===
651 ACCIONES DEL SEÑOR GUSTAVO URRUTIA BARRIOS, CARTA PODER N° 85.
651 ACCIONES DE LA SRTA. ANDREA URRUTIA BARRIOS, CARTA PODER N°651
887,195 ACCIONES DE LA SEÑORA ROSARIO BARRIOS GARCIA VDA. DE URRUTIA, CARTA PODER 87.=======================================
445 ACCIONES DEL SEÑOR HUBERTO CANO BARRERA, CARTA PODER N° 88.===
1,495 ACCIONES DEL SEÑOR ASIER JOSU CILLONIZ PARODI, CARTA PODER N° 89.===
119 ACCIONES DE LA SEÑORA MAGNOLIA CABELLOS ZAGACETA, CARTA PODER N° 90.===
44 ACCIONES DE LA SEÑORITA FLOR DE MARIA PIMENTEL CISNEROS, CARTA

PODER N° 91.===
5,859 ACCIONES DE LA SEÑORA ANDREA SANDOVAL SABERBEIN, CARTA PODER N° 92.===
528 ACCIONES DEL SEÑOR ZENON BARRERA QUISPE, CARTA PODER N° 93.===
145 ACCIONES DEL SEÑOR JOSE ENRIQUE FREYRE ROMAN, CARTA PODER N°94
119 ACCIONES DE LA SEÑORA PATRICIA ELIZABETH BARRON GUILLEN, CARTA PODER N° 95.===
2,692 ACCIONES DE LA SEÑORITA CARMEN ROSA YECKTING CUETO, CARTA PODER N° 96.===
50 ACCIONES DEL SEÑOR BELTRAN EFRAIN VERA PORTOCARRERO, CARTA PODER N° 97.===
865 ACCIONES DEL SEÑOR AUGUSTO AYESTA CASTRO, CARTA PODER N° 98.==
44 ACCIONES DEL SEÑOR ANDRES RICARGO GAGLIARDI WAKEHAM, CARTA PODER N° 99.===
4,884 ACCIONES DEL SEÑOR RICARDO LAMA OVALLE, CARTA PODER N° 105.=
44 ACCIONES DE LA SRTA. CARMEN VALDIVIA ZEGARRA, CARTA PODER N°106
327 ACCIONES DEL SEÑOR SANTOS FELIPE HUAMAN, CARTA PODER N° 107.==
1,235 ACCIONES DEL SEÑOR GUIDO ECHEVARRIA CEVASCO, CARTA PODER N° 114.===
374 ACCIONES DEL SEÑOR LINO SOTO BELLO, CARTA PODER N° 121.=======
505 ACCIONES DE LA SEÑORA GLADYS SOTO DE GUTIERREZ, CARTA PODER No. 122.===

LOS SEÑORES PRIMA AFP, CON DOMICILIO EN AV. REPUBLICA DE PANAMA N° 3005, PISO 5, SAN ISIDRO, OTORGAN PODER AL SEÑOR ALFONSO MONTERO DASSO PARA QUE REPRESENTE LOS FONDOS DE PENSIONES QUE ADMINISTRAN. 4,572,308 ACCIONES SEGUN CARTA PODER N° 108.====================

LOS SEÑORES PROFUTURO AFP, CON DOMICILIO EN CALLE CORONEL ANDRES REYES N° 489 SAN ISIDRO, OTORGAN PODER AL SEÑOR ITALO YULI LANDA PARA QUE REPRESENTE A PR-FONDO 1, PR-FONDO 2 Y PR-FONDO 3.========
16,334,409 ACCIONES SEGUN CARTA PODER N° 109.====================

LOS SEÑORES PROMOINVEST FONDO SELECTIVO, CON DOMICILIO EN ARIAS ARAGUEZ N° 133, SAN ANTONIO, MIRAFLORES, OTORGAN PODER A LA SRTA. NATALI JULIAN GONZALES.==

48,316 ACCIONES SEGUN CARTA PODER N° 110.========================

EL SEÑOR JORGE MANUEL COSTA ORTIZ, CON DOMICILIO EN LINO ALARCO N° 121 - 125 PUEBLO LIBRE , REPRESENTA:==============================

10,465 SUS PROPIAS ACCIONES ===================================

LOS SEÑORES AFP INTREGRA - IN-FONDO 2, CON DOMICILIO EN CANAVAL Y MOREYRA N° 522, SAN ISIDRO, OTORGAN PODER AL SR. DANIEL DANCOURT MORETTI PARA QUE REPRESENTE:===================================

30,414,380 ACCIONES SEGUN CARTA PODER N° 115.===================

EL SEÑOR OSCAR ESPINOSA BEDOYA, CON DOMICILIO EN BELLO HORIZONTE N° 401, LA MOLINA, REPRESENTA:===============================

150 ACCIONES DE LA SEÑORA LUZ MARIA CUETO DE ALCANTARA, CARTA PODER N° 123.==

1,096 ACCIONES DEL SEÑOR DEMETRIO LOVERA CHACALIAZA, CARTA PODER N° 124.==

119 ACCIONES DEL SEÑOR JORGE LUIS DEL VALLE MENDOZA, CARTA PODER N° 125.==

4,749 ACCIONES DEL SEÑOR FAUSTO BARRIO DE MENDOZA POLO, CARTA PODER N° 126.==

16,359 ACCIONES DE LOS SEÑORES UNIVERSIDAD DEL PACIFICO, CARTA PODER N° 127.==

1,903 ACCIONES DEL SEÑOR VICTORIANO TERRONES SANTA CRUZ, CARTA PODER N° 128.==

286 ACCIONES DEL SEÑOR JOSE LUIS LOYOLA VALDEZ, CARTA PODER N°129.

1,402 ACCIONES DEL SEÑOR CRISOLOGO LLALLICO VASQUEZ, CARTA PODER N° 130.==

6,184 ACCIONES DE LA SEÑOR EDITH DIAZ MALASPINA, CARTA PODER N°131

577 ACCIONES DEL SEÑOR CESAR VELASQUEZ BARRANTES, CARTA PODER N°

132.==

EL SEÑOR CARLOS FERREYROS ASPILLAGA, CON DOMICILIO EN PONTEVEDRA N° 491 LA ESTANCIA, LA RINCONADA, REPRESENTA:===================
2,129 ACCIONES DEL SR. JAIME FERREYROS SALCHLI, CARTA PODER N° 133
149,024 ACCIONES DEL SEÑOR JAIME FERREYROS ASPILLAGA, CARTA PODER N° 134.==

EN LIMA, A LAS 11:00 AM. DEL DIA VEINTIOCHO DE MARZO DE DOS MIL SEIS, SE CERRO EL REGISTRO DE ACCIONES PARA LA JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FERREYROS S.A.A., HABIENDO SIDO DEBIDAMENTE REGISTRADAS 209'106,731 ACCIONES DE LAS CUALES 15'273,654 SON REPRESENTADAS POR SUS PROPIETARIOS Y 193'833,077 POR PODERES OTORGADOS PARA ESTA JUNTA. EN CONSECUENCIA SE HA SUPERADO EL QUORUM REQUERIDO PARA LA JUNTA GENERAL OBLIGATORIA ANUAL EN 88'116,731 ACCIONES.====================================

EL PRESIDENTE DE LA JUNTA ABRIO LA SESION, COMPROBANDO QUE SE ENCONTRABAN REPRESENTADAS 209'106,731 ACCIONES, REGISTRADAS AL DIA 27 DE MARZO DE 2006 DE ACUERDO A LO DISPUESTO EN EL ARTICULO 256° DE LA LEY GENERAL DE SOCIEDADES, LAS CUALES EQUIVALIAN AL 86.41% DEL CAPITAL SOCIAL DE LA EMPRESA, SUPERANDOSE AMPLIAMENTE EL QUORUM REQUERIDO POR EL ESTATUTO SOCIAL Y LA LEY GENERAL DE SOCIEDADES. EN CONSECUENCIA, DECLARO QUE PODIA SESIONAR VALIDAMENTE LA JUNTA CONVOCADA POR EL DIRECTORIO EN SU SESION DEL 18 DE FEBRERO ULTIMO PARA EFECTOS DE ADOPTAR ACUERDOS SOBRE LOS ASUNTOS MATERIA DE LA CONVOCATORIA.============================

EL PRESIDENTE PROCEDIO POR TANTO, A DAR INICIO A LA JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS, DEJANDO CONSTANCIA QUE SE CELEBRABA EN PRIMERA CONVOCATORIA.================================

(...)

3. <u>AUMENTO DE CAPITAL POR CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION Y CAPITALIZACION PARCIAL DE EXCEDENTE DE REVALUACION</u>.=

EL PRESIDENTE MANIFESTO QUE EL DIRECTORIO EN SU SESION DEL 27 DE FEBRERO DE 2006 HABIA ACORDADO RECOMENDAR A LA JUNTA LA

CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION Y DE PARTE DEL EXCEDENTE DE REVALUACION CON LA FINALIDAD DE INCREMENTAR EL CAPITAL SOCIAL DE LA EMPRESA.==

EL PRESIDENTE INVITO AL GERENTE GENERAL A EXPLICAR EL DETALLE DE LAS PARTIDAS QUE EL DIRECTORIO PROPONE CAPITALIZAR.==============

EL GERENTE GENERAL SEÑALO QUE EN EL BALANCE AL 31.12.05 EL PATRIMONIO DE LA EMPRESA REFLEJABA LAS SIGUIENTES CUENTAS:========

- CAPITAL SOCIAL REGISTRADO ------------------ S/. 266´178,000.00
- RESERVA LEGAL ----------------------------------- 6´284,396.00
- EXCEDENTE DE REVALUACION ------------------------ 12´303,122.00
- RESULTADO DEL EJERCICIO ------------------------- 30´142,000.00
- TOTAL PATRIMONIO -------------------------------- **314´907,547.00**

INDICO QUE DEL RESULTADO DEL EJERCICIO (S/. 30´142,000) SE DESTINARIA EL 10%, ES DECIR S/. 3´014,203, A RESERVAS LEGALES, S/. 13´308,900 SE REPARTIRIA COMO DIVIDENDO DE CONFORMIDAD CON EL ACUERDO ADOPTADO Y S/. 13´818,926 SE DESTINARIA A CAPITALIZACION. ADICIONALMENTE EL DIRECTORIO PROPONE CAPITALIZAR S/. 4´199,074 QUE ES PARTE DEL EXCEDENTE DE REVALUACION, CON LO CUAL LA SUMA A CAPITALIZAR SERIA S/. 18´018,000.===============================

EL GERENTE GENERAL MOSTRO EL SIGUIENTE CUADRO QUE REFLEJA EL ESTADO DE CAMBIOS EN EL PATRIMONIO DESPUES DE LA DISTRIBUCION DE UTILIDADES Y LA CAPITALIZACION:=================================

	CAPITAL	EXCEDENTE	RESERVA	RESULTADOS	TOTAL
	EVALUACION	LEGAL	ACUMULADOS		
SALDOS INICIALES	266,178,000	12,303,122	6,284,396	30,142,029	314,907,547
DETRACCION DE RESERVA LEGAL 2005	----------	----------	3,014,203	-3,014,203	----------
DIVIDENDOS EN EFECYIVO DECLARADOS	----------	----------	----------	-13,308,900	-13,308,900
CAPITALIZACION	18,018,000	-4,199,074	--------	13,818,926	0
SALDOS FINALES	284,196,000	8,104,048	9,298,599	0	301,598,647

UNA VEZ RESUELTAS LAS CONSULTAS EFECTUADAS Y DESPUES DE UNA DELIBERACION, LA JUNTA APROBO POR UNANIMIDAD LA CAPITALIZACION DE S/. 18´018,000. EN CONSECUENCIA, SE EMITIRIAN 16´380,000 NUEVAS ACCIONES DE UN VALOR NOMINAL DE S/. 1.10.==============================

FINALMENTE EL PRESIDENTE SEÑALO QUE LA EMISION DE NUEVAS ACCIONES POR CAPITALIZACION, NO DARA LUGAR A PAGO ALGUNO DE IMPUESTOS POR PARTE DE LA EMPRESA NI DE LOS ACCIONISTAS.=====================

EN CONSECUENCIA, EL NUEVO CAPITAL SOCIAL SERA DE S/.284'196,000.00 REPRESENTADO POR 258'360,000 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 CADA UNA; Y LAS CUENTAS PATRIMONIALES, LUEGO DE LA CAPITALIZACION ACORDADA, QUEDARAN DE LA SIGUIENTE MANERA:=========

- CAPITAL SOCIAL ----------------------------	S/. 284'196,000 ===
- RESERVA LEGAL ------------------------------	9'298,599 ===
- EXCEDENTE DE REVALUACION ------------------	8'104,048 ===
- TOTAL PATRIMONIO ----------------------------	301'598,647 ===

4. <u>MODIFICACION DEL ARTICULO 5to. DEL ESTATUTO SOCIAL, REFERENTE AL CAPITAL SOCIAL.</u>- =====================================

EL PRESIDENTE MANIFESTO QUE HABIENDOSE APROBADO UN INCREMENTO EN EL CAPITAL SOCIAL DE LA EMPRESA, DEBIA MODIFICARSE EL ART. 5to. DEL ESTATUTO SOCIAL, PARA LO CUAL SOLICITABA A LA JUNTA LA APROBACION DEL SIGUIENTE TEXTO:==================================

"ARTICULO QUINTO: EL CAPITAL DE LA SOCIEDAD ES DE S/. 284'196,000 (DOSCIENTOS OCHENTA Y CUATRO MILLONES CIENTO NOVENTA Y SEIS MIL Y 00/100 NUEVOS SOLES) DIVIDIDO EN 258'360,000 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 (UNO Y 10/100 NUEVOS SOLES) CADA UNA, INTEGRAMENTE SUSCRITAS Y PAGADAS, GOZANDO TODAS DE IGUALES DERECHOS Y PRERROGATIVAS".====================================

DESPUES DE UNA BREVE DELIBERACION, LA JUNTA APROBO POR UNANIMIDAD LA PROPUESTA PRESENTADA.=====================================

(...)

DESIGNACION DE FUNCIONARIOS PARA LA FORMALIZACION DE LOS ACUERDOS.

SE APROBO POR UNANIMIDAD FACULTAR A LOS SEÑORES OSCAR GUILLERMO ESPINOSA BEDOYA DE NACIONALIDAD PERUANA, IDENTIFICADO CON D.N.I. No. 07277264 Y HUGO ERNESTO SOMMERKAMP MOLINARI DE NACIONALIDAD PERUANA, IDENTIFICADO CON D.N.I. No. 06287964 PARA QUE CUALQUIERA DE ELLOS, ACTUANDO INDIVIDUALMENTE, SUSCRIBA LA MINUTA Y LA ESCRITURA PUBLICA QUE FORMALIZA LOS ACUERDOS ANTERIORES Y SE

DECLARE EL MONTO DEL AUMENTO DE CAPITAL.==========================

SIENDO LAS 12:00 HORAS, SE DIO POR CONCLUIDA LA PRESENTE SESION Y TOMANDO EN CUENTA LA EXTENSION DE LOS TEMAS TRATADOS QUE DEBEN SER CUIDADOSAMENTE REFLEJADOS EN EL ACTA DE LA PRESENTE JUNTA, SE ACORDO POR UNANIMIDAD Y CON ARREGLO AL ARTICULO 30 DEL ESTATUTO, DESIGNAR AL PRESIDENTE, SEÑOR CARLOS FERREYROS ASPILLAGA Y AL SECRETARIO, ING. OSCAR GUILLERMO ESPINOSA BEDOYA Y A LOS ACCIONISTAS PRESENTES, SR. ROBERTO MAYSER GILDEMEISTER Y DR. JOSE TAGLE REZZA, PARA QUE CONJUNTAMENTE SUSCRIBAN EL ACTA RESPECTIVA.=

A CONTINUACION APARECEN CUATRO FIRMAS.=========================

ASI Y MAS EXTENSAMENTE CONSTA DEL ACTA DE SU REFERENCIA QUE HE TENIDO A LA VISTA A LA QUE ME REMITO EN CASO NECESARIO. EN LA CIUDAD DE LIMA A LOS VEINTINUEVE DIAS DEL MES DE MAYO DEL AÑO DOS MIL SEIS.==

==================== **INSERTO: <u>ASIENTO CONTABLE</u>** ==================

JORGE EDUARDO ORIHUELA IBERICO, ABOGADO-NOTARIO DE ESTA CAPITAL; =

-----------------------**C E R T I F I C O:**-----------------------

QUE HE TENIDO A LA VISTA EL LIBRO DENOMINADO: **DIARIO** PERTENECIENTE A: **ENRIQUE FERREYROS S.A.** AHORA **FERREYROS S.A.A.**, LEGALIZADO POR ANTE MI, CON FECHA VEINTISIETE DE JUNIO DE MIL NOVECIENTOS NOVENTICINCO, ENCONTRANDOSE REGISTRADO BAJO EL NUMERO 17107, EN EL QUE SE ENCUENTRA EL ASIENTO CONTABLE DEL TENOR LITERAL SIGUIENTE:=

------------------- **LIBRO DIARIO MES DE MARZO 2005** -------------------

80 5911 <u>UTILIDADES RETENIDAS</u> ------------------------ 27'127,826 ----------

60 4511 <u>DIVIDENDOS POR PAGAR</u> ------------------------------------- 13,308,900

74 5011 <u>CAPITAL SOCIAL</u> --- 13'818,926

PARA REGISTRAR LA DISTRIBUCION DE DIVIDENDOS Y CAPITALI- ------------------

ZACION ACORDADA EN JUNTA GENERAL DE ACCIONISTAS EL 28 DE ------------------

MARZO 2006. DISTRIBUCION DE DIVIDENDOS EN EFECTIVO DE ------------------

S/. 13,308,900 Y LA CAPITALIZACION DE S/. 13'818,926. ------------------

PROVENIENTES DE UTILIDADES RETENIDAS DEL EJERCICIO 2005. ------------------

80 5911 <u>UTILIDADES REGISTRADAS</u> ---------------------- 3'014,203 ----------

77 5821 <u>RESERVA LEGAL</u> -- 3'014,203

PARA REGISTRAR LA DISTRIBUCION DE RESERVA LEGAL ---------------------------

71 5711 EXCEDENTE DE REVALUCION ------------------------ 4'199,074 ----------

74 5011 CAPITAL SOCIAL --- 4'199,074

POR LA CAPITALIZACION DE EXCEDENTE DE REVALUACION -------------------------

POR S/. 4'199,074. ---

(FIRMADO): BERNARDO CHAUCA QUISPE - CONTADOR GENERAL - C.P.C. CON MAT. No. 19915.===

ASI CONSTA DEL ASIENTO CONTABLE DE SU REFERENCIA QUE HE TENIDO A LA VISTA A LA QUE ME REMITO EN CASO NECESARIO. EN LA CIUDAD DE LIMA A LOS VEINTINUEVE DIAS DEL MES DE MAYO DEL DOS MIL SEIS.=====

========================= **INSERTO AVISO** ==========================

AVISO PUBLICADO EN EL DIARIO OFICIAL **"EL PERUANO"** EL DIA JUEVES DOS DE MARZO DEL AÑO DOS MIL SEIS, A FOJAS 12.===================

========================= **FERREYROS S.A.A.** ========================

========= **JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS** =========

DE CONFORMIDAD CON LO ESTABLECIDO EN EL ARTICULO 113° DE LA LEY GENERAL DE SOCIEDADES Y DE ACUERDO A LO DISPUESTO EN EL ESTATUTO DE LA SOCIEDAD, SE CONVOCA A LA JUNTA GENERAL OBLIGATORIA ANUAL DE FERREYROS S.A.A. QUE TENDRA LUGAR EL DIA MARTES 28 DE MARZO DEL 2006, A LAS 11.00 am. EN EL LOCAL DE LA COMPAÑIA SITO EN AV. INDUSTRIAL N° 675 (SOTANO), LIMA.==================================

=================== **OBJETO DE LA CONVOCATORIA** ===================

1.- EXAMEN Y APROBACION DE LA MEMORIA 2005 QUE INCLUYE EL ANALISIS Y DISCUSION DE LOS ESTADOS FINANCIEROS.=============================

2.- DISTRIBUCION DE UTILIDADES.=====================================

3.- AUMENTO DE CAPITAL POR CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION Y CAPITALIZACION PARCIAL DE EXCEDENTE DE EVALUACION.==

4.- MODIFICACION DEL ART. 5° DEL ESTATUTO SOCIAL REFERIDO AL CAPITAL SOCIAL.==

5.- NOMBRAMIENTO DE AUDITORES EXTERNOS.=============================

6.- EMISION DE BONOS CORPORATIVOS Y PAPELES COMERCIALES Y DELEGACION DE FACULTADES AL DIRECTORIO.===========================

7.- INFORME DE LA FECHA DE ENTRADA EN VIGENCIA DE LA ESCISION DE

MOTORINDUSTRIA S.A. Y LA INCORPORACION DEL PATRIMONIO ESCINDIDO A FERREYROS S.A.A. Y DELEGACION EN EL DIRECTORIO DE LA DETERMINACION DEL AJUSTE POR VARIACION EN EL VALOR NETO DEL BLOQUE PATRIMONIAL.=
EN CASO NO ALCANZARSE EL QUORUM REQUERIDO, LA SESION EN SEGUNDA CONVOCATORIA SE EFECTUARA EL DIA LUNES 3 DE ABRIL DEL 2006 A LA MISMA HORA Y EN EL MISMO LUGAR.================================
LA DOCUMENTACION, RELACIONADA CON EL OBJETO DE LA JUNTA SE ENCUENTRA A DISPOSICION DE LOS ACCIONISTAS EN LA SEDE SOCIAL A PARTIR, DEL DIA DE HOY.===================================
TIENEN DERECHO A ASISTIR A LA JUNTA LOS TITULARES DE ACCIONES INSCRITAS A SU NOMBRE EN EL LIBRO DE MATRICULA DE ACCIONES O EN EL REGISTRO DE CAVALI S.A., CON UNA ANTICIPACION NO MENOR DE DIEZ DIAS AL DE LA CELEBRACION DE LA JUNTA.==========================
LOS PODERES PARA LA REPRESENTACION DE LAS ACCIONES SE REGISTRARAN EN EL LOCAL DE LA COMPAÑIA (2° PISO) CON UNA ANTICIPACION NO MENOR DE VEINTICUATRO HORAS A LA HORA FIJADA PARA LA CELEBRACION DE LA JUNTA.===
DE ASISITIR A LA JUNTA, AGRADECEREMOS CONFIRMAR SU ASISTENCIA AL TELEFONO 336-7070 ANEXO 4254, SRA. AUGUSTA PONCE ZIMMERMANN.=====
===================== LIMA, MARZO DEL 2006 ====================
========================== EL DIRECTORIO ======================
002-FA-0492154-1 1v. 2 MARZO ==================================
========================== INSERTO **AVISO** ======================
AVISO PUBLICADO EN EL DIARIO "EL COMERCIO" EL DIA JUEVES DOS DE MARZO DEL AÑO DOS MIL SEIS, A FOJAS b9.=========================
======================== **FERREYROS S.A.A.** =====================
========= **JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS** =========
DE CONFORMIDAD CON LO ESTABLECIDO EN EL ARTICULO 113° DE LA LEY GENERAL DE SOCIEDADES Y DE ACUERDO A LO DISPUESTO EN EL ESTATUTO DE LA SOCIEDAD, SE CONVOCA A LA JUNTA GENERAL OBLIGATORIA ANUAL DE FERREYROS S.A.A. QUE TENDRA LUGAR EL DIA MARTES 28 DE MARZO DEL 2006, A LAS 11.00 am. EN EL LOCAL DE LA COMPAÑIA SITO EN AV. INDUSTRIAL N° 675 (SOTANO), LIMA.==============================

==================== OBJETO DE LA CONVOCATORIA ====================

1.- EXAMEN Y APROBACION DE LA MEMORIA 2005 QUE INCLUYE EL ANALISIS Y DISCUSION DE LOS ESTADOS FINANCIEROS.==============================

2.- DISTRIBUCION DE UTILIDADES.=====================================

3.- AUMENTO DE CAPITAL POR CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION Y CAPITALIZACION PARCIAL DE EXCEDENTE DE EVALUACION.==

4.- MODIFICACION DEL ART. 5° DEL ESTATUTO SOCIAL REFERIDO AL CAPITAL SOCIAL.==

5.- NOMBRAMIENTO DE AUDITORES EXTERNOS.============================

6.- EMISION DE BONOS CORPORATIVOS Y PAPELES COMERCIALES Y DELEGACION DE FACULTADES AL DIRECTORIO.============================

7.- INFORME DE LA FECHA DE ENTRADA EN VIGENCIA DE LA ESCISION DE MOTORINDUSTRIA S.A. Y LA INCORPORACION DEL PATRIMONIO ESCINDIDO A FERREYROS S.A.A. Y DELEGACION EN EL DIRECTORIO DE LA DETERMINACION DEL AJUSTE POR VARIACION EN EL VALOR NETO DEL BLOQUE PATRIMONIAL.=

EN CASO NO ALCANZARSE EL QUORUM REQUERIDO, LA SESION EN SEGUNDA CONVOCATORIA SE EFECTUARA EL DIA LUNES 3 DE ABRIL DEL 2006 A LA MISMA HORA Y EN EL MISMO LUGAR.================================

LA DOCUMENTACION, RELACIONADA CON EL OBJETO DE LA JUNTA SE ENCUENTRA A DISPOSICION DE LOS ACCIONISTAS EN LA SEDE SOCIAL A PARTIR, DEL DIA DE HOY.==

TIENEN DERECHO A ASISTIR A LA JUNTA LOS TITULARES DE ACCIONES INSCRITAS A SU NOMBRE EN EL LIBRO DE MATRICULA DE ACCIONES O EN EL REGISTRO DE CAVALI S.A., CON UNA ANTICIPACION NO MENOR DE DIEZ DIAS AL DE LA CELEBRACION DE LA JUNTA.=========================

LOS PODERES PARA LA REPRESENTACION DE LAS ACCIONES SE REGISTRARAN EN EL LOCAL DE LA COMPAÑIA (2° PISO) CON UNA ANTICIPACION NO MENOR DE VEINTICUATRO HORAS A LA HORA FIJADA PARA LA CELEBRACION DE LA JUNTA.==

DE ASISITIR A LA JUNTA, AGRADECEREMOS CONFIRMAR SU ASISTENCIA AL TELEFONO 336-7070 ANEXO 4254, SRA. AUGUSTA PONCE ZIMMERMANN.======

===================== LIMA, MARZO DEL 2006 ======================

============================ EL DIRECTORIO ======================

==================== C O N C L U S I O N ====================

FORMALIZADO EL INSTRUMENTO, EL OTORGANTE SE INSTRUYO DE SU OBJETO, POR LA LECTURA QUE DE TODO EL HIZO; DESPUES DE LO CUAL SE AFIRMA Y RATIFICA EN SU CONTENIDO, FIRMA E IMPRIME SU HUELLA DIGITAL, ANTE MI, DE LO QUE DOY FE.==

SE INICIA Y CONCLUYE ESTE INSTRUMENTO EN EL PAPEL DE SEGURIDAD NOTARIAL SERIE B, Nos. 6399546 Y 6399565 RESPECTIVAMENTE.========

....

HUGO ERNESTO SOMMERKAMP MOLINARI

IMPRESION DACTILAR

31/5/2006

FECHA

SE CONCLUYE EL PROCESO DE FIRMA(S) DE ESTE INSTRUMENTO CON FECHA TREINTIUNO DE MAYO DEL AÑO DOS MIL SEIS.========================

N O T A R I O

M.F.